SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

AcelRx Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00444T100
(CUSIP Number)

Larry Randall
Alta Partners
One Embarcadero Center, Suite 3700
San Francisco, CA 94111
(415) 362-4022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00444T100	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSON
ACP IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	2,178,399 (a)
8	SHARED VOTING POWER	-0-
9	SOLE DISPOSITIVE POWER	2,178,399 (a)
10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,178,399 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9% (b)
14	TYPE OF REPORTING PERSON	PN

(a)	ACP IV, L.P. (“ACP IV”) has sole voting and dispositive control over these shares of common stock (“Common Stock”) of AcelRx Pharmaceuticals, Inc. (the “Issuer”), except that ACMP IV, LLC (“ACMP IV”), the general partner of ACP IV, and Guy Nohra (“Nohra”) and Daniel Janney (“Janney”), directors of ACMP IV, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b)	The percentage set forth in row (13) is based on the 44,335,196 outstanding shares of Common Stock as of April 22, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the Securities and Exchange Commission by the Issuer on May 5, 2015.

CUSIP No. 00444T100	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSON
ACMP IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	2,178,399(c)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	2,178,399 (c)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,178,399 (c)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9% (d)
14	TYPE OF REPORTING PERSON	OO

(c)	ACMP IV is the general partner of ACP IV and shares voting and dispositive power over the shares of Common Stock held by ACP IV.

(d)	The percentage set forth in row (13) is based on the 44,335,196 outstanding shares of Common Stock as of April 22, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the Securities and Exchange Commission by the Issuer on May 5, 2015.

CUSIP No. 00444T100	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSON
Guy Nohra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	2,178,399 (e)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	2,178,399 (e)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,178,399 (e)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9% (f)
14	TYPE OF REPORTING PERSON	IN

(e)	Nohra is a director of ACMP IV and shares voting and dispositive control over the shares of Common Stock held by ACP IV.

(f)	The percentage set forth in row (13) is based on the 44,335,196 outstanding shares of Common Stock as of April 22, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the Securities and Exchange Commission by the Issuer on May 5, 2015.

CUSIP No. 00444T100	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSON
Daniel Janney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	2,178,399 (g)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	2,178,399 (g)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,178,399 (g)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9% (h)
14	TYPE OF REPORTING PERSON	IN

(g)	Janney is a director of ACMP IV and shares voting and dispositive control over the shares of Common Stock held by ACP IV.

(h)	The percentage set forth in row (13) is based on the 44,335,196 outstanding shares of Common Stock as of April 22, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the Securities and Exchange Commission by the Issuer on May 5, 2015.

CUSIP No. 00444T100	Page 6 of 9 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Schedule 13D/A”) is being filed to amend the statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of AcelRx Pharmaceuticals Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2011 (the “Original Schedule 13D”) and amended by the filing of Amendment No. 1 to Schedule 13D, as filed with the SEC on December 18, 2012 (together with the Original Schedule 13D, the “Amended Schedule 13D”). This Schedule 13D/A is being filed to report sales of shares of the Issuer’s Common Stock by ACP IV. The Amended Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, the Amended Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Amended Schedule 13D.

Item 2. Identity and Background.

Item 2(a) of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) This Statement is being filed by (i) ACP IV, L.P., a Delaware limited partnership (“ACP IV”), (ii) ACMP IV, LLC, a Delaware limited liability company (“ACMP IV”), and (iii) Guy Nohra and Daniel Janney (collectively referred to as the “Directors”), the Directors of ACMP IV. ACP IV, ACMP IV and the Directors are sometimes hereinafter collectively referred to as the “Reporting Persons.”

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby further amended and supplemented by adding the following at the end thereof:

Between June 10, 2015 and June 15, 2015, ACP IV sold an aggregate of 200,000 shares of the Issuer’s Common Stock in open market transactions.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby further amended and restated in its entirety to read as follows:

(a) As of June 17, 2015, ACP IV directly holds 2,178,399 shares of Common Stock, representing 4.9% of the Issuer’s outstanding Common Stock. As the general partner of ACP IV, ACMP IV beneficially owns an aggregate of 2,178,399 shares of Common Stock, representing 4.9% of the Issuer’s Common Stock outstanding. Each of the Directors beneficially owns 2,178,399 shares of Common Stock, representing 4.9% of the Issuer’s outstanding Common Stock. The percentages set forth in this Item 5 are based on 44,335,196 shares of common stock outstanding as of April 22, 2015, as disclosed on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 5, 2015.

(b) As of June 17, 2015, ACP IV has sole voting and dispositive control over 2,178,399 shares of Common Stock. None of the other Reporting Persons owns any securities of the Issuer directly. ACMP IV, as the general partner of ACP IV, shares the power to direct the voting and disposition of the 2,178,399 shares beneficially owned by ACP IV and may be deemed to beneficially own the shares beneficially owned by ACP IV. By virtue of their positions as directors of APM VIII, each Director may be deemed to share the power to direct the disposition and vote of the 2,178,399 shares beneficially owned by ACP IV and may be deemed to beneficially own the shares of Common Stock beneficially owned by such entities.

CUSIP No. 00444T100	Page 7 of 9 Pages

(c) In the sixty days prior to the filing of this Schedule 13D/A, ACP IV effected open market sales as follows:

Date	Number of Shares	Weighted Average Sale Price Per Share
June 10, 2015	45,950	$4.16
June 11, 2015	90,000	$4.15
June 12, 2015	23,100	$4.07
June 15, 2015	40,950	$4.00

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s common stock on June 10, 2015.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Statement.

CUSIP No. 00444T100	Page 8 of 9 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 17, 2015

ACP IV, L.P.		ACMP IV, LLC
By:	ACMP IV, LLC

By:	/s/ Guy Nohra	By:	/s/ Guy Nohra
	Guy Nohra, Director		Guy Nohra, Director

/s/ Guy Nohra
Guy Nohra

/s/ Daniel Janney
Daniel Janney

CUSIP No. 00444T100	Page 9 of 9 Pages

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date:	June 17, 2015

ACP IV, L.P.		ACMP IV, LLC
By:	ACMP IV, LLC

By:	/s/ Guy Nohra	By:	/s/ Guy Nohra
	Guy Nohra, Director		Guy Nohra, Director

/s/ Guy Nohra
Guy Nohra

/s/ Daniel Janney
Daniel Janney